UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________________________________________________________

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )

_________________________________________________________________________________________

Acutus Medical, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
005111109
(CUSIP Number)
July 19, 2021
(Date of Event Which Requires Filing of this Statement)

____________________________________________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 005111109	13G

1	NAME OF REPORTING PERSONS Kerrisdale Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,750,920
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,750,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 005111109	13G

1	NAME OF REPORTING PERSONS Sahm Adrangi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,750,920
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,750,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
12	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 005111109	13G

1	NAME OF REPORTING PERSONS Kerrisdale Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,750,920
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,750,920
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).	Name of Issuer
Acutus Medical, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices
2210 Faraday Avenue
Suite 100
Carlsbad, CA 92008

Item 2(a).	Name of Person Filing
The Reporting Persons are:
(i) Kerrisdale Advisers, LLC (the "Adviser"), a New York limited liability company and the investment manager to the Master Fund (as defined below), with respect to the Common Stock (as defined below) held by the Master Fund;
(ii) Sahm Adrangi, a Canadian citizen and the managing member of the Adviser, with respect to the Common Stock held by the Master Fund;
(iii) Kerrisdale Partners Master Fund, Ltd. (the "Master Fund"), a Cayman Islands exempted company;

Item 2(b).	Address of Principal Business Office or, if none, Residence
The address for each of the Adviser and Mr. Adrangi is:
1212 Avenue of the Americas, 3rd Floor
New York, NY 10036
The address for the Master Fund is:
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005 Cayman Islands

Item 2(c).	Citizenship

The Adviser - New York
Sahm Adrangi - Canada
The Master Fund - Cayman Islands

Item 2(d).	Title of Class of Securities
Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e).	CUSIP No.
005111109

Item 3.	If this statement is Filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Filing person is a:
Not Applicable

Item 4.	Ownership
(a) Each of the Adviser and Mr. Adrangi beneficially owns the 1,750,920 shares of the Issuer's Common Stock held and beneficially owned by the Master Fund.
(b) The shares of Common Stock beneficially owned by the Adviser, Mr. Adrangi and the Master Fund constitute approximately 5.2% of the Issuer's outstanding Common Stock.
The approximate percentage of Common Stock reported as beneficially owned by each of the Reporting Persons is based on 33,613,165 shares of Common Stock outstanding following the Issuer’s public offering that closed on July 19, 2021, as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on July 15, 2021.
Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.
(c) The Adviser and Mr. Adrangi have the shared power to vote and dispose of the shares of Common Stock held by the Master Fund reported herein.  The Master Fund has the sole right to vote and dispose of the shares of Common Stock held by it.

Item 5.	Ownership of Five Percent or Less of a Class
If this Statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2021
Kerrisdale Advisers, LLC

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Managing Member

/s/ Sahm Adrangi

Kerrisdale Partners Master Fund, Ltd.

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Director

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G (including additional amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Acutus Medical, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: July 21, 2021
Kerrisdale Advisers, LLC

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Managing Member

/s/ Sahm Adrangi

Kerrisdale Partners Master Fund, Ltd.

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Director